UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(AMENDMENT NO. 4)

PROSPECT MEDICAL HOLDINGS, INC.

(Name of Issuer)

PROSPECT MEDICAL HOLDINGS, INC.

Samuel S. Lee

David & Alexa Topper Family Trust

David R. Topper

Mike Heather

Jeereddi A. Prasad, M.D.

Green Equity Investors V, L.P.

Green Equity Investors Side V, L.P.

GEI Capital V, LLC

Ivy Holdings Inc.

Ivy Intermediate Holding Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

743494106

(CUSIP Number of Class of Securities)

ELLEN J. SHIN
General Counsel

Prospect Medical Holdings, Inc.

10780 Santa Monica Blvd, Suite 400
Los Angeles, California 90025
(310) 943-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

Copies to:

DALE E. SHORT	NEAL H. BROCKMEYER
TroyGould PC	Locke Lord Bissell & Lidell LLP
1801 Century Park East, 16th Floor	300 S. Grand Avenue, Suite 2600
Los Angeles, California 90067	Los Angeles, California 90071
(310) 553-4441	(213) 485-1500

JOHN L. FILIPPONE	HOWARD A. SOBEL
Bingham McCutchen LLP	Latham & Watkins LLP
355 South Grand Avenue, Suite 4400	885 Third Avenue
Los Angeles, CA 90071-3106	New York, NY 10022-4834
(213) 680-6626	(212) 906 1322

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☒

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$205,541,374	$14,655.10

(1)

The transaction valuation is calculated solely for purposes of determining the amount of the filing fee and is equal to the sum of: (1) the merger consideration of $8.50 per share of Common Stock multiplied by 21,403,633, which is the number of shares of Common Stock outstanding as of September 24, 2010; and (2) $23,610,494, which is the maximum aggregate amount to be paid to holders of options and warrants in exchange for the cancellation of their options and warrants.

(2)	The amount of the filing fee was determined by multiplying 0.0000713 by the transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)    Amount Previously Paid: $14,655.10

(2)    Form Schedule or Registration No.: Schedule 14A — Preliminary Proxy Statement

(3)    Filing Party: Prospect Medical Holdings, Inc.

(4)    Date Filed: September 30, 2010

Introduction

This Amendment No. 4 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Final Amendment”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by Prospect Medical Holdings, Inc., a Delaware corporation (“Prospect Medical” or the “Company”), the issuer of the common stock, $0.01 par value per share (“common stock”), that is subject to the Rule 13e-3 transaction, Samuel S. Lee, the David & Alexa Topper Family Trust U/D/T September 29, 1997, of which David R. Topper and Alexa Topper are trustees, David R. Topper, Michael Heather and Jeereddi A. Prasad, M.D. (collectively, the “Rollover Investors”), Ivy Holdings Inc., a Delaware corporation (“Ivy Holdings”), and Ivy Intermediate Holding Inc., a Delaware corporation (“Ivy Intermediate” and together with Ivy Holdings, the “Acquisition Parties”), Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V. L.P., a Delaware limited partnership (“GEI Side V”), and GEI Capital V, LLC, a Delaware limited liability company (“Capital” and, together with GEI V and GEI Side V, “GEI” and, together with the Company, the Rollover Investors and the Acquisition Parties, the “Filing Parties” and each, a “Filing Party”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the result of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 16, 2010 (the “Merger Agreement”), among Prospect Medical, Ivy Holdings, and Ivy Merger Sub Corp., a Delaware corporation (“Merger Sub”).  Merger Sub is not a filing party to this Final Amendment, because it has been merged into Prospect Medical as part of such transactions.  Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

On November 12, 2010, Prospect Medical filed with the SEC a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company were to consider and vote upon a proposal to adopt the Merger Agreement.

Pursuant to General Instruction G to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

Each Filing Party has supplied all information contained in this Schedule 13E-3 concerning such Filing Party.  No Filing Party, including the Company, is responsible for the accuracy of any information supplied by any other Filing Party.

Item 15     Additional Information

Item 15 is hereby amended and supplemented as follows:

On December 15, 2010, the special meeting of the stockholders of the Company was held at the time and place previously called as reflected in the Proxy Statement.  At the special meeting, the stockholders approved the adoption of the Merger Agreement.

At 1:46 p.m., Eastern Time, on December 15, 2010, the Company filed the Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Ivy Holdings (the “Merger”).  At the effective time of the Merger, each share of the Company’s common stock issued and outstanding immediately prior to the effective time of the Merger (not including any shares of common stock held by stockholders who perfect appraisal rights in accordance with Delaware law or held by Ivy Holdings, Merger Sub or the Company or any wholly owned subsidiary of Ivy Holdings or the Company) was canceled and converted into the right to receive $8.50 in cash per share, without interest and less any required withholding tax.

As a result of the Merger, the common stock will cease trading on the NASDAQ Global Market and become eligible for termination of registration under the Exchange Act.  Accordingly, The Company has requested Nasdaq Stock Market, LLC to file a Form 25 with the SEC to delist the common stock from the NASDAQ Global Market and to deregister the common stock under the Exchange Act.

Item 16     Exhibits

Item 16 is hereby amended and supplemented by adding the following additional exhibit thereto:

(a)(8)       Press release dated December 15, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 15, 2010	PROSPECT MEDICAL HOLDINGS, INC.

	By:	/s/ SAMUEL S. LEE
		Name:	Samuel S. Lee
		Title:	Chairman of the Board and Chief Executive Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 15, 2010

/s/ SAMUEL S. LEE
Samuel S. Lee

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 15, 2010	DAVID & ALEXA TOPPER FAMILY TRUST

/s/ DAVID S. TOPPER
Name: David S. Topper
Title: Trustee

/s/ ALEXA TOPPER
Name: Alexa Topper
Title: Trustee

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 15, 2010	PROSPECT MEDICAL HOLDINGS, INC.

/s/ DAVID S. TOPPER
David S. Topper

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 15, 2010	PROSPECT MEDICAL HOLDINGS, INC.

/s/ MIKE HEATHER
Mike Heather

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 15, 2010

/s/ JEEREDDI A. PRASAD
Jeereddi A. Prasad, M.D.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 15, 2010	IVY HOLDINGS INC.

	By:	/s/ ALYSE M. WAGNER
Name: Alyse M. Wagner
Title: Vice President, Secretary and Treasurer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 15, 2010	IVY INTERMEDIATE HOLDING INC.

	By:	/s/ ALYSE M. WAGNER
Name: Alyse M. Wagner
Title: Vice President, Secretary and Treasurer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 15, 2010	GREEN EQUITY INVESTORS V, L.P.
By: GEI Capital V, LLC, its General Partner

	By:	/s/ MICHAEL GENNARO
Name: Michael Gennaro
Title: Chief Operating Officer and Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: December 15, 2010	GEI CAPITAL V, LLC

	By:	/s/ MICHAEL GENNARO
Name: Michael Gennaro
Title: Chief Operating Officer and Secretary

EXHIBIT INDEX

(a)(8)       Press release dated December 15, 2010.